

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 27, 2016

<u>Via E-Mail</u>
Melissa McElwee, Chief Financial Officer
International Barrier Technology, Inc.
510 4th Street North
Watkins, MN 55389

       Re: **International Barrier Technology, Inc.**
              Form 10-K and 10-K/A for the year ended June 30, 2015
              Filed September 28 and 29, 2015
              File No. 0-20412

Dear Ms. McElwee:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief

                                          Office of Manufacturing and
                                        Construction